UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR 12(g) OF THE

SECURITIES EXCHANGE ACT OF 1934

RITCHIE BROS. AUCTIONEERS INCORPORATED

(Exact name of Registrant as specified in its charter)

Canada	Not applicable
(State or other jurisdiction of in Company or organization)	(I.R.S. Employer Identification No.)

9500 Glenlyon Parkway, Burnaby, British Columbia, Canada	V5J 0C6
(Address of principal executive offices)	(Zip Code)

Ritchie Bros. Auctioneers (America) Inc., 15500 Eastex Frwy, Humble, Texas 77396, (713) 445-5200

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered None	Name of each exchange on which each class is to be registered None

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c) or (e), check the following box ☐

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d) or (e), check the following box ☒

If this form relates to the registration of a class of securities concurrently with a Regulation A offering, check the following box ☐

Securities to be registered pursuant to Section 12(g) of the Act:

Title of each class to be so registered Restricted Share Units

Item 1.	Description of Registrant’s Securities to be Registered

Overview

This Registration Statement relates to restricted share units (the “RSUs”) representing certain rights to earn a cash payment or a specified number of common shares (the “Common Shares”) of Ritchie Bros. Auctioneers Incorporated (the “Registrant”) following an applicable vesting period. The RSUs may be issued from time to time under the Registrant’s Amended and Restated Senior Executive Restricted Share Unit Plan, as amended, (the “Executive RSU Plan”) and Amended and Restated Employee Restricted Share Unit Plan, as amended, (the “Employee RSU Plan” and together with the Executive RSU Plan, the “RSU Plans”).

Summary of the Restricted Share Units and the RSU Plans

The following is a summary of the material terms of the RSUs granted under the RSU Plans. The following does not purport to be a complete description of the RSU Plans and is qualified in its entirety by reference to the full text of the RSU Plans.

Eligibility

The RSU Plans provide for the grant or award of RSUs which entitle participants, following vesting of the RSUs, to payment either in the form of Common Shares or cash to any person designated by the board of directors of the Registant (the “Board”) or by the compensation committee of the Board (the “Compensation Committee”) who is an employee of the Registrant or any affiliate of the Registrant.

Number of Authorized Shares

The aggregate number of Common Shares that may be issued or delivered under the RSU Plans is 300,000 Common Shares; provided, however, that the Board has approved the amendments filed as Exhibits 2.6 and 2.7 to this Registration Statement, subject to shareholder approval. If the Registrant’s shareholders approve the amendments, the aggregate number of Common Shares that may be issued or delivered under the RSU Plans will be 800,000 Common Shares.

Administration

Unless otherwise determined by the Board, the RSU Plans will be administered by the Compensation Committee.

Type of Award

The Board or the Compensation Committee may grant RSUs under the RSU Plans that will, at the election of the Compensation Committee, following vesting, entitle the recipient to: (i) a specified amount of cash, net of all applicable withholding taxes; (ii) a payment that, net of all applicable withholding taxes, will be satisfied by the issuance of Common Shares; or (iii) a payment that, net of all applicable withholding taxes, will be applied to open market purchases of Common Shares on behalf of participants; provided that this method of settlement is not available for any officer or director subject to Section 16 of the Securities Exchange Act of 1934, as amended. The payment to be received, or applied to the purchase or issuance of Common Shares, is based on the number of vested RSUs multiplied by the fair market value of one Common Share as at the date of vesting. Where the payment, net of applicable withholding taxes, is to be applied to the issuance of Common Shares, the Common Shares to be issued are to be issued at an issue price equal to the fair market value of one Common Share as at the date of vesting. The foregoing is subject to provisions of the RSU Plans which may result, if the participant or the Registrant may be in possession of undisclosed material information, or the ability to trade in securities of the Registrant may be restricted under any insider or securities trading policy, in the fair market value of Common Shares instead being determined as at a subsequent date where that is no longer the case. Each award or grant of RSUs will be evidenced by a written agreement between the Registrant and the participant or a letter issued by the Registrant to a participant.

Whenever a dividend is paid on the Common Shares, additional RSUs will be credited to a participant’s account. The number of such additional RSUs will be calculated by dividing the dividend that would have been paid to the participant if the participant’s RSUs as at the record date for the dividend had been Common Shares, whether vested or not vested, by the fair market value of Common Sharse on the date on which the dividend is paid, with fractional RSUs calculated and rounded to two decimal places.

The RSU Plans do not contemplate any financial assistance being provided to participants.

Terms of RSU Grants

Unless otherwise determined by the Compensation Committee, the RSUs granted to a participant will vest at the time and in the manner determined by the Board or the Compensation Committee at the time of the award or grant and as set out in the grant agreement or grant letter evidencing the award.

Subject to the right of a participant to designate beneficiaries entitled to receive benefits under the RSU Plans following the death of the participant, RSUs are not assignable or transferable by a participant other than by will or the laws of descent and distribution. Due to the restrictions on transferability imposed by the RSU Plans, there is no market or method that would allow an RSU participant to receive any consideration or compensation for their RSUs prior to the time of vesting.

RSUs that fail to vest in accordance with the RSU Plans will be cancelled as of the date of the failure to vest. Upon failure to vest, the participant will have no further right, title or interest in or to such RSUs.

Adjustment of Common Shares Subject to the RSU Plans

In the event of any share dividend, subdivision or consolidation of the Common Shares, reclassification or conversion of the Common Shares, or any combination or exchange of securities, merger, consolidation, recapitalization, amalgamation, plan of arrangement, reorganization, spin off or other distribution of the Registrant’s assets to shareholders which the Compensation Committee determines affects the Common Shares such that an adjustment is appropriate to prevent dilution or enlargement of participants’ rights under the RSU Plans, then, subject to any relevant resolutions of the Board, the Compensation Committee may, in its discretion, make adjustments as it deems appropriate to preserve proportionately the interests of participants as a result of the change.

Limitations with Respect to Grants

In addition to the limits on the aggregate number of Common Shares that may be issued or delivered pursuant to open market purchases under the RSU Plans, the number of Common Shares issuable to insiders pursuant to the plan and any of the Registrant’s other securities compensation arrangements may not exceed 10% of the issued and outstanding Common Shares, and the number of Common Shares issued to insiders within any one year period under the RSU Plans and any of the Registrant’s other securities compensation arrangements may not exceed 10% of the issued and outstanding Common Shares. For these purposes, “insiders” has the meaning given to that term in the Securities Act (Ontario) who are “reporting insiders” under applicable Canadian securities laws and includes directors and certain officers of the Registrant, significant shareholders, associates and affiliates. The RSU Plans do not provide for a maximum number of Common Shares that may be issued or delivered pursuant to open market purchases to an individual pursuant to the RSU Plans or any other share compensation arrangement (expressed as a percentage or otherwise).

Cessation

Unless the Board or Compensation Committee otherwise determines, in the event of termination of a participant’s employment by the Registrant or an affiliate:

•	without cause, including following the incapacity of the participant, the participant will be entitled to receive payment in respect of RSUs recorded in the participant’s account as at the last day of active employment that subsequently vest, on a prorated basis to reflect the portion of the vesting period during which the participant was employed;

•	for cause, unvested RSUs will not vest and will be forfeited;

•	as a result of voluntary resignation by the participant (other than retirement), unvested RSUs will not vest and will be forfeited;

•	as a result of retirement of the participant (when the participant is at least 55 years old), the participant will be entitled to receive payment in respect of RSUs recorded in the participant’s RSU account as at the last day of active employment that subsequently vest; and

•	upon the death of a participant, the beneficiary or legal representatives of the participant will be entitled to receive payment in respect of RSUs recorded in the participant’s account as at the date of death that vest thereafter, which payment shall be payable by a lump sum cash payment, net of applicable tax withholding.

Consequences of a Change of Control

With respect to RSUs granted under the Executive RSU Plan, if a participant’s employment with the Registrant or a subsidiary of the Registrant is terminated (i) by the Registrant or subsidiary, other than for cause, upon a change of control or within two years following a change of control or (ii) by the participant for good reason, as defined in the Executive RSU Plan, upon a change of control or within one year following a change of control, then all RSUs recorded in the participant’s RSU account as at the date of termination shall vest, and the participant will be entitled to receive a cash payment in respect of all vested RSUs, net of all applicable tax withholdings, within 30 days of the date of termination.

For purposes of the Executive RSU Plan, a “change of control”, unless otherwise defined in the applicable grant agreement or grant letter, means the occurrence of any one of the following events:

•	a person or group of persons acting jointly or in concert, acquiring or accumulating beneficial ownership of more than 50% of the Common Shares;

•	a person or group of persons acting jointly or in concert, holding or beneficially owning at least 25% of the Common Shares and being able to change the composition of the Board by having the person’s or group of persons’ nominees elected as a majority of the Board; or

•	the arm’s length sale, transfer, liquidation or other disposition of all or substantially all of the assets of the Registrant, over a period of one year or less, in any manner whatsoever.

The Employee RSU Plan does not provide for vesting of RSUs upon a change of control.

Amendment and Termination of the RSU Plans

Subject to certain restrictions, the Board or the Compensation Committee, may, from time to time, amend, suspend or terminate either RSU Plan without the consent or approval of any participant and, except as described below, without the consent or approval of the Registrant’s shareholders. Nonetheless, unless required by applicable laws, no amendment may adversely affect the rights of any participant at the time of the amendment with respect to RSUs credited to such participant’s RSU account without the consent of the participant. Shareholder approval will be required for any amendment of either RSU Plan to:

•	reduce the issue or purchase price of Common Shares issuable under the RSU Plan;

•	extend the term of any RSU held under the RSU Plan where the RSUs entitle or potentially entitle the holder to be issued Common Shares under the RSU Plan;

•	amend or remove the limits on the amount of grants to insiders contained in the RSU Plas;

•	increase the maximum number of Common Shares issuable under the RSU Plan;

•	permit non-employee directors to participate in the plan and be entitled or potentially entitled to be issued Common Shares under the RSU Plan;

•	permit assignment or transfer of rights or interests under the plan to be entitled or potentially entitled to be issued Common Shares under the RSU Plan;

•	amend the provisions specifying which amendments require shareholder approval; or

•	amend other matters that require shareholder approval under the rules or policies of any stock exchange on which the Common Shares may be listed or posted for trading.

Exchange Controls

Canada has no system of exchange controls. There are no Canadian restrictions on the repatriation of capital or earnings of a Canadian public company to non-resident investors. There are no laws in Canada or exchange restrictions affecting the crediting to the American Employee’s (as defined below) RSU account of any additional RSUs, if a dividend is paid on the Common Shares, except as discussed in “Certain Federal Income Tax Considerations” below.

There are no limitations under the laws of Canada or in the Registrant’s organizational documents on the right of foreigners to hold RSUs.

Canadian Federal Income Tax Considerations

The following is, as of the date of this Registration Statement, a summary of the principal Canadian federal income tax consequences under the Income Tax Act (Canada) (the “Act”) and the regulations thereunder (the “Regulations”) applicable to a director, officer or employee of the Registrant or an affiliate thereof who is awarded RSUs pursuant to the RSU Plans and who, for purposes of the Act, and at all relevant times: (i) is an individual who is a non-resident of Canada for purposes of the Act, is a resident of the United States for purposes of the Canada-U.S. Tax Convention (the “Tax Treaty”) and qualifies for the full benefits of the Tax Treaty; (ii) will not use or hold (and will not be deemed to use or hold) the RSUs in, or in the course of, carrying on a business or part of a business in Canada; and (iii) deals at arm’s length with the Registrant and each affiliate thereof within the meaning of the Act (an “American Employee”). This summary does not apply to any other participant in the RSU Plans. All such participants are urged to consult their own tax advisors having regard to their particular circumstances.

The summary is based on the current provisions of the Act, the Regulations, all specific proposals to amend the Act and the Regulations publicly announced by the Minister of Finance (Canada) prior to the date hereof (the “Tax Proposals”), and the Tax Treaty, and on the current administrative policies and assessing practices of the Canada Revenue Agency (“CRA”) published in writing by the CRA prior to the date hereof. It is assumed that the Tax Proposals will be enacted as proposed, no other relevant change to any applicable law will be made, and each such administrative policy and assessing practice will continue to be applied, although no assurance can be given in these respects. Unless and except to the extent otherwise expressly stated, this summary does not take into account any applicable provincial, territorial or foreign tax law or tax treaty consideration, which may differ significantly from the Canadian federal income tax considerations discussed in this summary. This summary assumes that, in accordance with the RSU Plans: (i)  any RSU granted to an American Employee under the Plan is in respect of services to be performed by such American Employee in the calendar year in which such RSU is granted and is in addition to and not in substitution for or in lieu of ordinary salary and wages received by such American Employee in respect of services to the Registrant or an affiliate thereof; and (ii) the settlement of any such RSU will occur within three years following the end of the year in which such RSU was granted, such that the particular RSU Plan will not be subject to the “salary deferral arrangement” rules under the Act.

For the purposes of the Act and the Regulations, all amounts relating to the RSUs must be expressed in Canadian dollars. Amounts denominated in a foreign currency must be converted into Canadian dollars based on exchange rates as determined in accordance with the Act. Any amounts to be included in income of an American Employee may be affected by fluctuations in the relevant exchange rate.

Granting of RSUs

No Canadian federal income tax consequences applicable to an American Employee will arise by reason of the granting of RSUs to the American Employee, including the crediting to the American Employee’s RSU account of any additional RSUs (the “Dividend Equivalent RSUs”) if a dividend is paid on the Common Shares, provided that, in the case of a grant of Dividend Equivalent RSUs, none of the main purposes for such grant was to postpone any tax payable under the Act.

Vesting of RSUs

No Canadian federal income tax consequences applicable to an American Employee will arise upon the vesting of RSUs, unless the RSUs are settled at that time, where the RSUs are subsequently settled in accordance with the provisions of the particular RSU Plan.

Expiry of RSUs

No Canadian federal income tax consequences applicable to an American Employee will arise upon the expiry of RSUs or their forfeiture because they fail to vest.

Settlement of RSUs

Employment Wholly Outside Canada

An American Employee will not be liable for Canadian federal income tax in respect of the amount of the benefit arising on settlement of the RSUs:

•	equal to the fair market value of the Common Shares at such time plus any amounts withheld on account of applicable tax withholdings and, if applicable, any amounts paid by the Registrant on account of brokerage commissions or similar fees in connection with the purchase of such Common Shares (collectively, the “Share Benefit”), or

•	equal to the amount of the cash payment at the time of settlement plus any amounts withheld on account of applicable tax withholdings (collectively, the “Cash Benefit”),

derived by him or her from employment exercised wholly outside Canada.

Employment Not Wholly Outside Canada

Where an American Employee exercises some or all of his or her employment duties within Canada, he or she will be taxable in Canada, in the year in which the Common Shares or the cash is received, on the portion of his or her Share Benefit or Cash Benefit, as applicable, arising on settlement of the RSUs as is attributable to such duties, unless one of the following exemptions under the Tax Treaty applies:

•	the aggregate of the amount of the Share Benefit or Cash Benefit, as applicable, and all other salaries, wages, and other similar remuneration from such employment in respect of employment exercised in the year in Canada does not exceed CAD$10,000; or

•	the American Employee is not present in Canada for a total of more than 183 days in any twelve month period beginning or ending in the year, and the remuneration is not paid by, or on behalf of, a person who is resident in Canada and is not borne by a permanent establishment in Canada.

The determination of the applicability of the exemptions under the Tax Treaty described above is complex and requires an understanding of the facts and circumstances in a particular employment situation. As a result, American Employees should seek advice from their own tax advisors in determining whether any such exemptions under the Tax Treaty may be applicable to them having regard to their own particular circumstances.

Income tax and other source deductions may be required even where the Share Benefit or Cash Benefit, as applicable, is not subject to Canadian tax pursuant to one of the above exemptions.

Item 2.	Exhibits

Exhibit No.	Description
2.1 (1)	Articles of Amalgamation
2.2 (1)	By-laws
2.3 (1)	Form of Common Share Certificate
2.4 (2)	Amended and Restated Senior Executive Restricted Share Unit Plan
2.5 (3)	Amended and Restated Employee Restricted Share Unit Plan
2.6 (4)	Amendment No. 1 to the Amended and Restated Senior Executive Restricted Share Unit Plan
2.7 (5)	Amendment No. 1 to the Amended and Restated Employee Restricted Share Unit Plan
2.8 (6)	Form of Restricted Share Unit Grant Agreement for Amended and Restated Senior Executive Restricted Share Unit Plan
2.9 (7)	Form of Restricted Share Unit Special Grant Agreement for Amended and Restated Senior Executive Restricted Share Unit Plan
2.10 (8)	Form of Restricted Share Unit Special Grant Agreement for Amended and Restated Senior Executive Restricted Share Unit Plan

(1) Incorporated by reference to in the Registrant’s Registration Statement on Form F-1 (File No. 333-36457) on September 26, 1997

(2) Incorporated by reference to Exhibit 4.1 to the Registrant’s Form S-8 Registration Statement, as filed by the Registrant with the Commission on November 9, 2017 (File No. 333-221439)

(3) Incorporated by reference to Exhibit 4.2 to the Registrant’s Form S-8 Registration Statement, as filed by the Registrant with the Commission on November 9, 2017 (File No. 333-221439)

(4) Incorporated by reference to Appendix D to the Registrant’s Definitive Proxy Statement, as filed by the Registrant with the Commission on March 27, 2019

(5) Incorporated by reference to Appendix E to the Registrant’s Definitive Proxy Statement, as filed by the Registrant with the Commission on March 27, 2019

(6) Incorporated by reference to Exhibit 10.7 to the Registrant’s Annual Report on Form 10-K filed February 26, 2018

(7) Incorporated by reference to Exhibit 10.8 to the Registrant’s Annual Report on Form 10-K filed February 26, 2018

(8) Incorporated by reference to Exhibit 10.8 to the Registrant’s Annual Report on Form 10-K filed February 26, 2018

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized, on April 16, 2019.

RITCHIE BROS. AUCTIONEERS INCORPORATED

By:	/s/ Darren Watt
Name: Darren Watt
Title: General Counsel and Corporate Secretary